VIA EDGAR

November 17, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ben Richie

Re: Akoya Biosciences, Inc.

Acceleration Request for Registration Statement on Form S-3

File No. 333-268214

Dear Mr. Richie,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Akoya Biosciences, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to November 21, 2022, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, DLA Piper LLP (US), request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, DLA Piper LLP (US) by calling Patrick O’Malley at (619) 933-4467.

If you have any questions regarding this request, please contact Patrick O’Malley of DLA Piper LLP (US) at (619) 933-4467.

Sincerely,

AKOYA BIOSCIENCES, INC.

/s/ Joseph Driscoll
Joseph Driscoll
Chief Financial Officer

cc:	Patrick O’Malley, DLA Piper LLP (US)